UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 4, 2024

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of June 4, 2024.

The information contained in Exhibit 2 to this Form 6-K, except the information contained in (i) the first, third and last bullet points (and the related endnotes) under the heading “On track to deliver FY guidance; strategic discipline and focused investment driving positive momentum” and the reference to “On track to deliver FY guidance;” in the heading itself,  (ii) the reference to “, and we are on track to deliver our guidance of low-single digit revenue and adjusted profit from operations growth on an organic, constant currency basis in 2024” (and the related endnote) in the first paragraph, the second sentence of the fifth paragraph (and the related endnote), the reference to “driven by continued strong operating cash conversion” in the second sentence of the penultimate paragraph and the second sentence of the last paragraph (and the related endnote) under the heading “Tadeu Marroco, Chief Executive”, (iii) the reference to “, and to drive an improving organic volume, revenue and profit performance in H2” (and the related endnotes) in the last paragraph under the heading “2.2 glo: Innovation pipeline starts to drive category volume share recovery across key markets”, (iv) the first paragraph and the last paragraph (and the related endnote) under the heading “3. Enhancing financial flexibility”, (v) the second, third, penultimate and last bullet points (and the related endnotes) under the heading “Technical guidance for full year 2024:”, (vi) the heading “Webcast and Conference call - The conference call will begin at 8.30am (BST)” and three paragraphs thereunder, (vii) the columns “Inorganic adjustments”, “Organic adjusted”, “Inorganic adjs” and “Organic” in the tables under the headings “2023 Analysis of revenue, profit from operations and diluted earnings per share by segment”, “2023 Analysis of revenue by product category” and “2023 Analysis of New Categories volume, revenue and contribution”, (viii) the line item “@New Categories contribution” (and the related footnotes) in the four tables under the heading “2023 Analysis of New Categories volume, revenue and contribution”, (ix) the first sentence, the reference to “New Category contribution, adjusted EBITDA, adjusted net debt,”, the reference to “profit from operations, borrowings,” in the second sentence and the third sentence of the second paragraph under the heading “Note on Non-GAAP Measures” and (x) prongs (i) (with respect to the first, third and last bullet points), (iv), (v), (vi), (viii) and (ix) (with respect to the second, third, penultimate and last bullet points) in the second paragraph under the heading “Forward looking statements” is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440 and 333-237186 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-265958, 333-265958-01, 333-265958-02, 333-265958-03, 333-265958-04 and 333-265958-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., Reynolds American Inc., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated June 4, 2024.
Exhibit 2	Press Release entitled “On track to deliver FY guidance; strategic discipline and focused investment driving positive momentum” dated June 4, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  June 4, 2024